UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2013

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2013	2012
	$	$
VOYAGE REVENUES (note 9a)	97,107	99,340

OPERATING EXPENSES
Voyage expenses	391	343
Vessel operating expenses (note 9a)	25,316	22,387
Depreciation and amortization	24,143	24,757
General and administrative (note 9a)	5,469	5,260

Total operating expenses	55,319	52,747

Income from vessel operations	41,788	46,593

OTHER ITEMS
Equity income (note 5)	26,424	17,048
Interest expense (note 7)	(13,248)	(12,798)
Interest income	515	932
Realized and unrealized loss on derivative instruments (note 10)	(8,285)	(15,903)
Foreign currency exchange gain (loss) (notes 7 and 10)	8,211	(9,668)
Other income	469	214

	14,086	(20,175)

Net income before income tax (expense) recovery	55,874	26,418
Income tax (expense) recovery (note 8)	(843)	261

Net income	55,031	26,679

Non-controlling interest in net income	586	1,948
General Partner’s interest in net income	5,965	5,032
Limited partners’ interest in net income	48,480	19,699
Limited partners’ interest in net income per common unit
• Basic	0.70	0.30
• Diluted	0.70	0.30
Weighted-average number of common units outstanding:
• Basic	69,683,763	64,857,900
• Diluted	69,686,503	64,857,900

Cash distributions declared per common unit	0.6750	0.6300

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	90,982	113,577
Restricted cash – current (note 4)	34,166	34,160
Accounts receivable, including non-trade of $12,208 (2012 – $11,654) (note 10)	13,755	13,408
Prepaid expenses	7,714	5,836
Current portion of derivative assets (note 10)	18,378	17,212
Current portion of net investments in direct financing leases (note 4)	6,790	6,656
Advances to affiliates (note 9b)	3,273	13,864

Total current assets	175,058	204,713

Restricted cash – long-term (note 4)	494,353	494,429
Vessels and equipment
At cost, less accumulated depreciation of $365,969 (2012 – $351,092)	1,283,135	1,286,957
Vessels under capital leases, at cost, less accumulated depreciation of $139,034 (2012 – $133,228)	618,238	624,059
Advances on newbuilding contracts (note 11a)	38,829	38,624

Total vessels and equipment	1,940,202	1,949,640

Investment in and advances to equity accounted joint ventures (notes 5, 6, 9d, 9e and 9f)	589,507	409,735
Net investments in direct financing leases (note 4)	395,005	396,730
Advances to joint venture partner (note 6)	14,004	14,004
Other assets	25,840	25,233
Derivative assets (note 10)	125,874	145,347
Intangible assets – net	106,524	109,984
Goodwill – liquefied gas segment	35,631	35,631

Total assets	3,901,998	3,785,446

LIABILITIES AND EQUITY
Current
Accounts payable	3,482	2,178
Accrued liabilities (note 10)	39,809	38,134
Unearned revenue	8,401	19,417
Current portion of long-term debt (note 7)	86,460	86,489
Current obligations under capital lease (note 4)	162,897	70,272
Current portion of derivative liabilities (note 10)	49,920	48,046
Advances from affiliates (note 9b)	16,551	12,083

Total current liabilities	367,520	276,619

Long-term debt (note 7)	1,461,207	1,326,864
Long-term obligations under capital lease (note 4)	472,260	567,302
Long-term unearned revenue	37,627	38,570
Other long-term liabilities (notes 4 and 5)	73,644	73,568
Derivative liabilities (note 10)	233,018	248,249

Total liabilities	2,645,276	2,531,172

Commitments and contingencies (notes 4, 5, 7, 10 and 11)
Equity
Non-controlling interest	41,736	41,294
Partners’ equity	1,214,986	1,212,980

Total equity	1,256,722	1,254,274

Total liabilities and total equity	3,901,998	3,785,446

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	55,031	26,679
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 10)	(1,241)	6,792
Depreciation and amortization	24,143	24,757
Unrealized foreign currency exchange (gain) loss (notes 7 and 10)	(9,016)	9,838
Equity income	(26,424)	(17,048)
Amortization of deferred debt issuance costs and other	672	115
Change in operating assets and liabilities	3,639	(796)
Expenditures for dry docking	(10,243)	(2,038)

Net operating cash flow	36,561	48,299

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	178,797	209,128
Scheduled repayments of long-term debt	(18,785)	(18,439)
Prepayments of long-term debt	(10,000)	—
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,592)	(2,510)
Advances to joint venture partners and equity accounted joint ventures (note 6)	(16,785)	(3,600)
Increase in restricted cash	(424)	(30,215)
Cash distributions paid	(52,972)	(44,331)
Other	(144)	—

Net financing cash flow	77,095	110,033

INVESTING ACTIVITIES
Purchase of equity accounted investments (notes 5 and 9d)	(136,841)	(170,067)
Receipts from direct financing leases	1,591	1,481
Expenditures for vessels and equipment	(1,001)	(838)
Other	—	1,369

Net investing cash flow	(136,251)	(168,055)

Decrease in cash and cash equivalents	(22,595)	(9,723)
Cash and cash equivalents, beginning of the period	113,577	93,627

Cash and cash equivalents, end of the period	90,982	83,904

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity			Non- controlling Interest	Total
	Limited Partners		General Partner
	Number of Common Units	$	$	$	$
Balance as at December 31, 2012	69,684	1,165,634	47,346	41,294	1,254,274
Net income and comprehensive income	—	48,480	5,965	586	55,031
Cash distributions	—	(47,037)	(5,935)	(144)	(53,116)
Equity based compensation (note 13)	—	522	11	—	533

Balance as at March 31, 2013	69,684	1,167,599	47,387	41,736	1,256,722

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2012, which are included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Partnership’s presentation to that of many of its peers, the cost of ship management services of $1.9 million for the three months ended March 31, 2013 has been presented as vessel operating expenses in the Partnership’s consolidated statement of income. Prior to 2013, the Partnership included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $1.9 million for the three months ended March 31, 2012.

2.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at a fair value on a recurring basis.

			March 31, 2013		December 31, 2012
	Fair Value Hierarchy Level		Carrying	Fair	Carrying	Fair
			Amount	Value	Amount	Value
			Asset	Asset	Asset	Asset
			(Liability)	(Liability)	(Liability)	(Liability)
			$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1		619,501	619,501	642,166	642,166
Derivative instruments (note 10)
Interest rate swap agreements – assets	Level 2		145,082	145,082	165,687	165,687
Interest rate swap agreements – liabilities	Level 2		(282,555)	(282,555)	(304,220)	(304,220)
Cross currency swap agreement	Level 2		(8,879)	(8,879)	(2,623)	(2,623)
Other derivative	Level 3		3,600	3,600	1,100	1,100
Other:
Advances to equity accounted joint ventures (note 6)		(i)	84,510	(i)	—	—
Advances to joint venture partner (note 6)		(ii)	14,004	(ii)	14,004	(ii)
Long-term debt – public (note 7)	Level 1		(119,715)	(123,606)	(125,791)	(129,439)
Long-term debt – non-public (note 7)	Level 2		(1,427,952)	(1,301,878)	(1,287,562)	(1,170,788)

(i)

The advances to equity accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

(ii)

The Partnership’s loan receivables are recorded at cost. The premium paid over the outstanding principal amount, if any, is amortized to interest income over the term of the loan using the effective interest rate method. The Partnership analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Partnership will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Partnership considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, and any information provided by the debtor regarding its ability to repay the loan. When a loan is impaired, the Partnership measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in earnings.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Changes in fair value during the three months ended March 31, 2013 and 2012 for the Partnership’s other derivative asset (liability), the Toledo Spirit time-charter derivative, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Fair value at beginning of period	1,100	(600)
Realized and unrealized gains included in earnings	2,500	268
Settlements	—	32

Fair value at end of period	3,600	(300)

In order to reduce the variability of its revenue, the Partnership entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The estimated fair value of this other derivative is based in part upon the Partnership’s projection of future spot market tanker rates, which has been derived from current spot market tanker rates and long-term historical average rates as well as an estimated discount rate. The estimated fair value of this other derivative as of March 31, 2013 is based upon an average daily tanker rate of $22,511 (March 31, 2012 – $29,229) over the remaining duration of the charter contract and a discount rate of 8.82% (March 31, 2012 – 8.91%). In developing and evaluating this estimate, the Partnership considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.

b)	Financing Receivables

The following table contains a summary of the Partnership’s loan receivables and other financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis.

			March 31,	December 31,
	Credit Quality		2013	2012
Class of Financing Receivable	Indicator	Grade	$	$
Direct financing leases	Payment activity	Performing	401,795	403,386
Other receivables:
Long-term receivable included in other assets	Payment activity	Performing	3,371	1,704
Advances to equity accounted joint ventures (note 6)	Other internal metrics	Performing	84,510	—
Advances to joint venture partner (note 6)	Other internal metrics	Performing	14,004	14,004

			503,680	419,094

3.	Segment Reporting

The following table includes results for the Partnership’s segments for the periods presented in these financial statements.

	Three Months Ended March 31,
	2013			2012
		Conventional			Conventional
	Liquefied Gas	Tanker		Liquefied Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Voyage revenues	68,030	29,077	97,107	70,733	28,607	99,340
Voyage expenses	—	391	391	36	307	343
Vessel operating expenses	13,993	11,323	25,316	11,779	10,608	22,387
Depreciation and amortization	17,290	6,853	24,143	17,238	7,519	24,757
General and administrative (i)	3,684	1,785	5,469	3,559	1,701	5,260

Income from vessel operations	33,063	8,725	41,788	38,121	8,472	46,593

(i)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	March 31,	December 31,
	2013	2012
	$	$
Total assets of the liquefied gas segment	3,293,102	3,143,205
Total assets of the conventional tanker segment	493,172	495,556
Unallocated:
Cash and cash equivalents	90,982	113,577
Accounts receivable and prepaid expenses	21,469	19,244
Advances to affiliates	3,273	13,864

Consolidated total assets	3,901,998	3,785,446

4.	Vessel Charters

The minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2013, for the Partnership’s vessels chartered-in and vessels chartered-out are as follows:

	Remainder
	of 2013	2014	2015	2016	2017
Vessel Charters(i)	$	$	$	$	$
Charters-in – capital leases(ii)(iii)(iv)(v)	93,145	60,000	31,790	31,672	54,953

Charters-out – operating leases(vi)	259,978	324,457	318,426	293,735	291,101
Charters-out – direct financing leases	29,433	39,065	39,065	39,172	39,065

	289,411	363,522	357,491	332,907	330,166

(i)	The Partnership owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), essentially giving the Partnership a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing the Tangguh Hiri and the Tangguh Sago liquefied natural gas (or LNG) carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The table does not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Note 6 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012.
(ii)	As at March 31, 2013 and December 31, 2012, the Partnership had $475.4 million and $475.5 million, respectively, of cash which, including any interest earned on such amounts, are restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Partnership also maintains restricted cash deposits relating to certain term loans and to amounts received from charterers to be used only for dry-docking expenditures and emergency repairs, which cash totaled $53.1 million and $53.1 million as at March 31, 2013 and December 31, 2012, respectively.
(iii)	As described in Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2012, the Partnership has leasing arrangements relating to five of its LNG carriers (three through Teekay Nakilat Corporation (or the RasGas II LNG Carriers) and two through the Teekay Tangguh Joint Venture, in which the Partnership owns 70% and 69% ownership interests, respectively). Under these arrangements, the Partnership is the lessee and the lessors claim tax depreciation on the capital expenditures they incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The tax indemnification is for the duration of the lease contracts with the third parties plus the years it would take for the lease payments to be statute barred, and ends in 2033 for two vessels and 2041 for three vessels. Although there is no maximum potential amount of future payments, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat Corporation and the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Partnership’s carrying amount of the tax indemnification guarantees as at March 31, 2013 was $24.7 million (December 31, 2012 – $24.9 million) and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(iv)	Excludes estimated charter hire payments of $884.4 million for the period from 2018 to 2037.
(v)	As at March 31, 2013, the Partnership was a party to capital leases on five Suezmax tankers, all of which are classified as current obligations under capital lease in the Partnership’s consolidated balance sheets. Under these capital leases, the owner has the option to require the Partnership to purchase the five vessels. Also, under the charter contracts for these five vessels, the charterer, who is also the owner, has the option to cancel the charter contracts. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. While the Partnership has not received notification of termination, the Partnership expects the charterer to exercise these options and the vessels to be sold by the owner to a third party. Upon sale of the vessels, the Partnership will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. The amounts in the table assumes the owner will not exercise their options to require the Partnership to purchase the vessels from the owner; however, it assumes the owner will cancel the charter contracts when first exercisable, which is the 13th year anniversary of each respective contract.
(vi)	Minimum scheduled future operating lease revenues do not include revenue generated from new contracts entered into after March 31, 2013, revenue from unexercised option periods of contracts that existed on March 31, 2013, or variable or contingent revenues. Therefore, the minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues that may be recognized for any of the years.

5.	Equity Method Investments

On February 12, 2013, the Partnership entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in liquefied petroleum gas (or LPG) carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 20 owned LPG carriers (including eight newbuilding carriers scheduled for delivery between 2014 and 2016 and does not take into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers. For its 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, the Partnership invested approximately $134 million in exchange for equity and a shareholder loan and assumed approximately $108 million of its pro rata share of existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. The Partnership also paid a $2.7 million acquisition fee to Teekay Corporation that was recorded as part of the investment in Exmar LPG BVBA (see Note 9f). The excess of the book value of net assets acquired over Teekay LNG’s investment in the Exmar LPG BVBA, which amounted to approximately $6.0 million, has been accounted for as an adjustment to the value of the vessels, charter agreements and lease obligations of Exmar LPG BVBA, in accordance with the preliminary purchase price allocation. Control of Exmar LPG BVBA is shared equally between Exmar and the Partnership. The Partnership accounts for its investment in Exmar LPG BVBA using the equity method.

In February 2012, a joint venture between the Partnership and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Partnership and Marubeni Corporation (or Marubeni) have 52% and 48% economic interests, respectively, but share control of the Teekay LNG-Marubeni Joint Venture. Since control of the Teekay LNG-Marubeni Joint Venture is shared jointly between Marubeni and the Partnership, the Partnership accounts for its investment in the Teekay LNG-Marubeni Joint Venture using the equity method. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and $266 million from equity contributions from the Partnership and Marubeni Corporation. The Partnership has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture and recorded a guarantee liability of $1.4 million. The carrying value of the guarantee liability as at March 31, 2013, was $0.4 million and is included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The Partnership has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and consequently its share of the $266 million equity contribution was $138.2 million. The Partnership also contributed an additional $5.8 million for its share of legal and financing costs and recorded the $7.0 million acquisition fee paid to Teekay Corporation as part of the investment (see Note 9e). The Partnership financed the equity contributions by borrowing under its existing credit facilities. The excess of the Partnership’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the purchase price allocation.

6.	Advances to Joint Venture Partner and Equity Accounted Joint Ventures

a) The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture and, as of March 31, 2013 and December 31, 2012 the Teekay Tangguh Joint Venture had advances of $14.0 million and $14.0 million, respectively, to the Partnership’s joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker. The advances are comprised of a $3.6 million promissory note due on demand that bears interest at a fixed-rate of 8.0%. The remaining amount of the advances is non-interest bearing.

In July 2012, PT Berlian Laju Tanker entered into a court-supervised restructuring in Indonesia in order to restructure its debts. The Partnership believes the advances to the joint venture partner and its parent are still collectible given that the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture can be used to repay the advances.

b) The Partnership has a 50% interest in Exmar LPG BVBA and a 50% interest in a joint venture with Exmar (or the Excalibur Joint Venture), which owns an LNG carrier the Excalibur, and, as of March 31, 2013, the Partnership had advances of $81.5 million, of which $67.7 million was through the acquisition of Exmar LPG BVBA, and $3.0 million to these respective joint ventures. These advances bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

7.	Long-Term Debt

	March 31,	December 31,
	2013	2012
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	245,000	80,000
U.S. Dollar-denominated Term Loan due through 2018	110,050	112,264
U.S. Dollar-denominated Term Loan due through 2019	315,622	321,851
U.S. Dollar-denominated Term Loan due through 2021	307,021	309,984
U.S. Dollar-denominated Term Loan due through 2021	108,799	108,799
U.S. Dollar-denominated Unsecured Demand Loan	13,282	13,282
Norwegian Kroner-denominated Bond due in 2017	119,715	125,791
Euro-denominated Term Loans due through 2023	328,178	341,382

Total	1,547,667	1,413,353
Less current portion	86,460	86,489

Total	1,461,207	1,326,864

As at March 31, 2013, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $455.2 million, of which $210.2 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $27.5 million (remainder of 2013), $34.5 million (2014), $84.1 million (2015), $27.3 million (2016), $28.2 million (2017) and $253.6 million (2018). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to repay all borrowings used to fund cash distributions within 12 months of their being drawn, from a source other than further borrowings. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

At March 31, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $110.1 million. Interest payments on this loan are based on LIBOR plus 2.75% and require quarterly interest and principal payments and a bullet repayment of $50.7 million due at maturity in 2018. This loan facility is collateralized by first-priority mortgages on the five vessels to which the loan relates, together with certain other related security and is guaranteed by the Partnership.

The Partnership owns a 70% interest in Teekay Nakilat Corporation (or the Teekay Nakilat Joint Venture), a consolidated entity of the Partnership. The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2013, totaled $315.6 million, of which $147.4 million bears interest at a fixed-rate of 5.39% and requires quarterly interest and principal payments over the remaining term of the loan maturing in 2018 and 2019. The remaining $168.2 million bears interest based on LIBOR plus 0.68%, which requires quarterly interest payments over the remaining term of the loan and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the three vessels, together with certain other related security and certain guarantees from the Partnership.

The Partnership owns a 69% interest in the Teekay Tangguh Joint Venture, a consolidated entity of the Partnership. The Teekay Tangguh Joint Venture has a U.S. Dollar-denominated term loan outstanding, which, as at March 31, 2013, totaled $307.0 million. Interest payments on the loan are based on LIBOR plus margins. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.63%. One tranche reduces in quarterly payments while the other tranche correspondingly is drawn up with a final $95.0 million bullet payment for each of two vessels due in 2021. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by the Partnership.

At March 31, 2013, the Partnership had a U.S. Dollar-denominated term loan outstanding in the amount of $108.8 million. Interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.70%. One tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with a final $20.0 million bullet payment for each of two vessels due 12 years and six months from each vessel delivery date. This loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other related security and is guaranteed by Teekay Corporation.

The Teekay Nakilat Joint Venture has a U.S. Dollar-denominated demand loan outstanding owing to Qatar Gas Transport Company Ltd. (Nakilat), which, as at March 31, 2013, totaled $13.3 million. Interest payments on this loan are based on a fixed interest rate of 4.84%. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has Norwegian Kroner (or NOK) 700 million of senior unsecured bonds that mature in May 2017 in the Norwegian bond market. As at March 31, 2013, the carrying amount of the bonds was $119.7 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. The Partnership entered into a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88% (see Note 10), and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

The Partnership has two Euro-denominated term loans outstanding, which as at March 31, 2013, totaled 256.0 million Euros ($328.2 million). Interest payments are based on EURIBOR plus a margin, which margins ranged from 0.60% to 2.25% as of March 31, 2013, and require monthly interest and principal payments. The term loans have varying maturities through 2023. The term loans are collateralized by first-priority mortgages on two vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at March 31, 2013 and December 31, 2012 was 2.11% and 2.29%, respectively. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 10). At March 31, 2013, the margins on the Partnership’s outstanding revolving credit facilities and term loans ranged from 0.30% to 2.75%.

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Partnership’s cross currency swap, the Partnership incurred foreign exchange gains (losses) of $8.2 million and ($9.7) million, of which these amounts were primarily unrealized, for the three months ended March 31, 2013 and 2012, respectively.

The aggregate annual long-term debt principal repayments required subsequent to March 31, 2013 are $67.4 million (remainder of 2013), $87.7 million (2014), $124.4 million (2015), $91.2 million (2016), $225.8 million (2017) and $951.2 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintains certain ratios of vessel values as it relates to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum level of leverage, and (d) one of the Partnership’s subsidiaries maintains restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities. One of the Partnership’s term loans is guaranteed by Teekay Corporation and contains covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. As at March 31, 2013, the Partnership, and Teekay Corporation and their affiliates were in compliance with all covenants relating to the Partnership’s credit facilities and term loans.

8.	Income Tax

The components of the provision for income taxes were as follows:

	Three Months Ended
	March 31,
	2013	2012
	$	$
Current	(648)	(289)
Deferred	(195)	550

Income tax (expense) recovery	(843)	261

9.	Related Party Transactions

a) Two of the Partnership’s LNG carriers, the Arctic Spirit and Polar Spirit (or the Kenai LNG Carriers), are employed on long-term charter contracts with subsidiaries of Teekay Corporation. In addition, the Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership and its subsidiaries with administrative, crew training, advisory, business development, technical and strategic consulting services. Finally, the Partnership reimburses the General Partner for expenses incurred by the General Partner that are necessary for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended
	March 31,	March 31,
	2013	2012
	$	$
Revenues(i)	7,107	9,591
Vessel operating expenses(ii)	2,351	2,533
General and administrative(ii)(iii)	3,188	3,285

(i)

Commencing in 2008, the Kenai LNG Carriers were time-chartered to Teekay Corporation at a fixed-rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional 15 years).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

(ii)

Includes ship management and crew training services provided by Teekay Corporation. The cost of ship management services provided by Teekay Corporation of $1.8 million for the three months ended March 31, 2013 has been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparative period to conform to the presentation adopted in the current period was $1.8 million.

(iii)

Includes commercial, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our General Partner for costs incurred on the Partnership’s behalf.

b) As at March 31, 2013 and December 31, 2012, non-interest bearing advances to affiliates totaled $3.3 million and $13.9 million, respectively, and non-interest bearing advances from affiliates totaled $16.6 million and $12.1 million, respectively. These advances are unsecured and have no fixed repayment terms.

c) The Partnership’s Suezmax tanker the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 12 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts receivable or payable to Teekay Corporation are settled at the end of each year (see Note 10).

d) In January 2012, the last of four LNG carriers (or the Angola LNG Carriers) delivered and commenced its 20-year, fixed-rate charter to Angola LNG Supply Services LLC to collect and transport gas from offshore production facilities to an onshore LNG processing plant in northwest Angola (or the Angola LNG Project). Concurrently, the Partnership acquired Teekay Corporation’s 33% ownership interest in this vessel and related charter contract for a total equity purchase price of $19.1 million (net of assumed debt of $64.8 million). The excess of the purchase price over the book value of the assets (including the fair market value of the interest rate swap associated with debt secured by the vessel) underlying the 33% ownership interest in the fourth vessel of $15.9 million was accounted for as an equity distribution to Teekay Corporation. The Partnership’s investments in the Angola LNG Carriers are accounted for using the equity method.

e) In February 2012, the Partnership incurred a $7.0 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 52% interest in six LNG carriers (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

f) In March 2013, the Partnership incurred a $2.7 million charge relating to a fee to Teekay Corporation for its support in the Partnership’s successful acquisition of its 50% interest in the Exmar LPG BVBA joint venture (see Note 5). This acquisition fee is reflected as part of investments in and advances to equity accounted joint ventures in the Partnership’s consolidated balance sheets.

10.	Derivative Instruments

The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.

Foreign Exchange Risk

In May 2012, concurrently with the issuance of NOK 700 million of senior unsecured bonds (see Note 7), the Partnership entered into a cross currency swap and pursuant to this swap the Partnership receives the principal amount in NOK on the maturity date of the swap in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swap exchanges a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swap is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bond due in 2017 and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swap as at March 31, 2013.

Fair Value /
					Carrying	Weighted-
Principal	Principal	Floating Rate Receivable			Amount of	Average
Amount	Amount	Reference		Fixed Rate	Liability	Remaining
NOK	$	Rate	Margin	Payable	$	Term (Years)
700,000	125,000	NIBOR	5.25%	6.88%	(8,879)	4.1

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Interest Rate Risk

The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. As at March 31, 2013, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Principal	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	410,499	(104,197)	23.8	4.9
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	201,786	(54,448)	6.0	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	90,000	(17,268)	5.5	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	100,000	(18,887)	3.8	5.3
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	200,000	(49,760)	15.8	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	469,116	145,082	23.8	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (iv)	EURIBOR	328,177	(37,995)	11.2	3.1

			(137,473)

(i)	Excludes the margins the Partnership pays on its floating-rate term loans, which, at March 31, 2013, ranged from 0.30% to 2.75%.
(ii)	Principal amount reduces quarterly.
(iii)	Principal amount reduces semi-annually.
(iv)	Principal amount reduces monthly to 70.1 million Euros ($89.9 million) by the maturity dates of the swap agreements.

As at March 31, 2013, the Partnership had multiple interest rate swaps governed by the same master agreement. Each of these master agreements provide for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2013, these interest rate swaps had an aggregate fair value asset amount of $145.1 million and an aggregate fair value liability amount of $212.8 million.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Other Derivatives

In order to reduce the variability of its revenue, the Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. The fair value of the derivative asset at March 31, 2013 was $3.6 million (December 31, 2012 – an asset of $1.1 million).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

		Current			Current
		portion of			portion of
	Accounts	derivative	Derivative	Accrued	derivative	Derivative
	receivable	assets	assets	liabilities	liabilities	liabilities
As at March 31, 2013
Interest rate swap agreements	4,430	16,928	123,724	(8,485)	(49,769)	(224,301)
Cross currency swap agreement	—	—	—	(11)	(151)	(8,717)
Toledo Spirit time-charter derivative	—	1,450	2,150	—	—	—

	4,430	18,378	125,874	(8,496)	(49,920)	(233,018)

As at December 31, 2012
Interest rate swap agreements	4,513	16,927	144,247	(10,887)	(48,046)	(245,287)
Cross currency swap agreement	54	285	—	—	—	(2,962)
Toledo Spirit time-charter derivative	—	—	1,100	—	—	—

	4,567	17,212	145,347	(10,887)	(48,046)	(248,249)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

Realized and unrealized (losses) gains relating to interest rate swap agreements and the Toledo Spirit time-charter derivative are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended March 31,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,526)	(1,259)	(10,785)	(9,079)	(7,092)	(16,171)
Toledo Spirit time-charter derivative	—	2,500	2,500	(32)	300	268

	(9,526)	1,241	(8,285)	(9,111)	(6,792)	(15,903)

Unrealized and realized gains (losses) of the cross currency swap are recognized in earnings and reported in foreign currency exchange gain (loss) in the Partnership’s consolidated statements of income. For the three months ended March 31, 2013, unrealized losses of ($6.2) million and realized gains of $0.1 million were recognized in earnings.

11.	Commitments and Contingencies

a) In December 2012, the Partnership signed a contract with Daewoo Shipbuilding & Marine Engineering Co. Ltd. for the construction of two 173,400-cubic meter LNG carriers at a total cost of approximately $386 million, excluding capitalized interest. The vessels are scheduled for delivery in 2016. As at March 31, 2013, payments made towards these commitments totaled $38.6 million (excluding $0.2 million of capitalized interest costs). As at March 31, 2013, the remaining payments required to be made under these newbuilding contracts are $19.3 million (2014), $57.9 million (2015) and $270.2 million (2016).

b) As described in Note 4, the Teekay Nakilat Joint Venture is the lessee under 30-year capital lease arrangements with a third party for the three RasGas II LNG Carriers (or the RasGas II Leases). The UK taxing authority (or HMRC) has been urging the lessor as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that the Teekay Nakilat Joint Venture enter into negotiations to terminate the RasGas II Leases. The Teekay Nakilat Joint Venture has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision, regarding a similar financial lease of an LNG carrier, that ruled in favor of the taxpayer. However, the HMRC is appealing that decision and the appeal is expected to be heard in May 2013. If the HMRC were able to successfully challenge the RasGas II Leases, the Teekay Nakilat Joint Venture could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Partnership estimates its 70% share of the potential exposure to be approximately $29 million, exclusive of potential financing and interest rate swap termination costs.

The lessor for the three vessels chartered out by Teekay Nakilat Joint Venture has communicated to the joint venture that the credit rating of the bank (or LC Bank) that is providing the letter of credit to Teekay Nakilat Joint Venture’s lease has been downgraded. As a result, the lessor has indicated a potential increase in the lease rentals over the remaining term of the RasGas II Leases and that an estimated $12 million additional amount of cash may need to be placed on deposit by the Teekay Nakilat Joint Venture. The Teekay Nakilat Joint Venture has engaged external legal counsel to assess these claims. The Partnership’s 70% share of the present value of the potential lease rental increase claim is approximately $10 million; however, the final amount is dependent on external legal counsel’s review. The Teekay Nakilat Joint Venture is also looking at other alternatives to mitigate the impact of the downgrade to the LC Bank’s credit rating.

12.	Total Capital and Net Income Per Unit

At March 31, 2013, approximately 63.8% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation.

Net Income Per Unit

Net income per common unit is determined by dividing net income, after deducting the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The General Partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data or unless otherwise indicated)

During the three months ended March 31, 2013 and 2012, cash distributions exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income per unit calculation. For more information on the increasing percentages to calculate the General Partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

13.	Unit-based compensation

In March 2013, 7,233 common units, with an aggregate value of $0.3 million, were granted to the non-management directors of our general partner as part of their annual compensation for 2013.

The Partnership grants restricted unit awards as incentive-based compensation under the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. The Partnership measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For unit-based compensation awards subject to graded vesting, the Partnership calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Partnership‘s unit-based compensation awards are reflected in general and administrative in the Partnership’s consolidated statements of income.

During March 2013, the Partnership granted 36,878 restricted units with a grant date fair value of $1.5 million, to certain of the Partnership’s employees and to certain employees of Teekay Corporation’s subsidiaries, based on the Partnership’s closing unit price on the grant date. Each restricted unit is equal in value to one unit of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The restricted units vest equally over three years from the grant date. Any portion of a restricted unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and in this case the restricted unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted unit awards is paid to each recipient in the form of units. During the three months ended March 31, 2013, the Partnership recorded an expense of $0.5 million (2012 – nil) related to the restricted units.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We have a fleet of 29 LNG carriers (including one regasification unit and two newbuilding carriers), 29 LPG/Multigas carriers (including eight newbuilding carriers and 5 chartered-in carriers) and 11 conventional tankers which generally operate under long-term, fixed-rate charters. Our interests in these vessels range from 33% to 100%.

SIGNIFICANT DEVELOPMENTS IN 2013

Exmar LPG Joint Venture

On February 12, 2013, we entered into a joint venture agreement with Belgium-based Exmar NV (or Exmar) to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA, took economic effect as of November 1, 2012 and includes 19 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016 and taking into effect the sale of the Donau LPG carrier in April 2013) and five chartered-in LPG carriers (or the Exmar LPG Carriers). For our 50% ownership interest in the joint venture, including newbuilding payments made prior to the November 1, 2012 economic effective date of the joint venture, we invested approximately $134 million in exchange for equity and a shareholder loan and assumed approximately $108 million of our pro rata share of the existing debt and lease obligations as of the economic effective date. These debt and lease obligations are secured by certain vessels in the Exmar LPG BVBA fleet. Exmar will continue to commercially and technically manage and operate the vessels. Since control of Exmar LPG BVBA is shared jointly between Exmar and us, we account for Exmar LPG BVBA using the equity method.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These factors, terms and concepts are described in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 16, 2013.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the conventional tanker segment, each of which are discussed below.

Liquefied Gas Segment

As at March 31, 2013, our liquefied gas segment fleet, in which our interests ranged from 33% to 100%, included 29 LNG carriers and 30 LPG/Multigas carriers. However, the table below only includes 11 LNG carriers and five LPG carriers. The table excludes two newbuilding LNG carriers and all carriers accounted for under the equity method: (i) six LNG carriers relating to our joint venture with Marubeni Corporation (or the MALT LNG Carriers), (ii) four LNG carriers relating to the Angola LNG Project (or the Angola LNG Carriers), (iii) four LNG carriers relating to our joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers), (iv) two LNG carriers relating to our joint ventures with Exmar (or the Exmar LNG Carriers) and (v) the 25 Exmar LPG Carriers.

The following table compares our liquefied gas segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. Non-GAAP financial measures may not be comparable to other companies which may calculate similar measures differently. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	68,030	70,733	(3.8)
Voyage expenses	—	36	(100.0)

Net voyage revenues	68,030	70,697	(3.8)
Vessel operating expenses	13,993	11,779	18.8
Depreciation and amortization	17,290	17,238	0.3
General and administrative (1)	3,684	3,559	3.5

Income from vessel operations	33,063	38,121	(13.3)

Operating Data:
Revenue Days (A)	1,399	1,456	(3.9)
Calendar-Ship-Days (B)	1,440	1,456	(1.1)
Utilization (A)/(B)	97.2%	100.0%	(2.8)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

During the three months ended March 31, 2013, one of our vessels was off-hire for 41 days for scheduled dry docking, compared to having all vessels on-hire during the first quarter of 2012. As a result, our utilization decreased to 97.2% for the three months ended March 31, 2013 compared to 100% for the same period in 2012.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended March 31, 2013 from the same period last year, primarily as a result of:

•	a decrease of $2.2 million for the three months ended March 31, 2013 due to the Arctic Spirit being off-hire for 41 days in the first quarter of 2013 for a scheduled dry docking; and

•	a decrease of $0.8 million for the three months ended March 31, 2013 due to one less calendar day during 2013 compared to 2012.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2013 from the same period last year, primarily as a result of spares and consumables purchased for the planned maintenance of the Tangguh Hiri and Tangguh Sago in 2013 and repairs during the dry docking of the Arctic Spirit in the first quarter of 2013.

Depreciation and Amortization. Depreciation and amortization remained consistent between the three months ended March 31, 2013 and 2012.

Conventional Tanker Segment

Our fleet includes 10 Suezmax-class double-hulled conventional crude oil tankers and one Handymax Product tanker, six of which we own at 100% and five that are under capital leases. All of our conventional tankers operate under fixed-rate charters. The Bermuda Spirit’s and Hamilton Spirit’s time-charter contracts were amended in the fourth quarter of 2012 to reduce the daily hire rate on each by $12,000 per day for a duration of 24 months, commencing October 1, 2012. However, during this renegotiated period, if Suezmax tanker spot rates exceed the renegotiated charter rate, the charterer will pay us the excess amount up to a maximum of the original charter rate. The impact of the change in hire rates is not fully reflected in the table below as the change in the lease payments are being recognized on a straight-line basis over the term of the lease.

In addition, the time-charter contracts for three of the five Suezmax tankers on charter to Compania Espanole de Petroleos, S.A. (or CEPSA) have cancellation options first exercisable in August 2013, November 2013 and April 2014. While we have not received official notification of termination, we expect the charterer to exercise these options and the vessels to be sold to a third party. Upon sale of the vessels, we will not be required to repay the capital lease obligations, as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished.

The following table compares our conventional tanker segment’s operating results for the three months ended March 31, 2013 and 2012, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2013 and 2012 to voyage revenues, the most directly comparable GAAP financial measure. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues and net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following tables also provide a summary of the changes in calendar-ship-days and revenue days for our conventional tanker segment:

(in thousands of U.S. Dollars, except revenue days,	Three Months Ended March 31,
calendar-ship-days and percentages)	2013	2012	% Change
Voyage revenues	29,077	28,607	1.6
Voyage expenses	391	307	27.4

Net voyage revenues	28,686	28,300	1.4
Vessel operating expenses	11,323	10,608	6.7
Depreciation and amortization	6,853	7,519	(8.9)
General and administrative (1)	1,785	1,701	4.9

Income from vessel operations	8,725	8,472	3.0

Operating Data:
Revenue Days (A)	990	1,001	(1.1)
Calendar-Ship-Days (B)	990	1,001	(1.1)
Utilization (A)/(B)	100.0%	100.0%	—

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Net Voyage Revenues. Net voyage revenues increased for the three months ended March 31, 2013 from the same period last year, primarily as a result of:

•	an increase of $0.7 million for the three months ended March 31, 2013 due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income);

partially offset by:

•	a decrease of $0.5 million for the three months ended March 31, 2013 relating to the reduced charter rates on the Bermuda Spirit and Hamilton Spirit commencing in the fourth quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2013 from the same period last year, primarily due to timing of service and maintenance activities performed and an increase in manning costs for certain of our conventional tankers.

Depreciation and Amortization. Depreciation and amortization decreased for the three months ended March 31, 2013, from the same period last year, primarily as a result of:

•	a decrease of $1.7 million for the three months ended March 31, 2013 due to the effect of vessel write-downs in the fourth quarter of 2012 relating to the Algeciras Spirit, Huelva Spirit and Tenerife Spirit;

partially offset by:

•	an increase of $1.1 million for the three months ended March 31, 2013 due to the accelerated amortization of the intangible assets relating to the charter contracts of five Suezmax tankers as we expect the life of these intangible assets will be shorter than originally assumed.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased slightly to $5.5 million for the three months ended March 31, 2013, from $5.3 million for the same period last year, primarily as a result of granting restricted units to certain of our employees and certain employees of our affiliates in the first quarter of 2013. Please read Item 1 – Financial Statements: Note 13 – Unit-based Compensation.

Equity Income. Equity income increased to $26.4 million for the three months ended March 31, 2013 from $17.0 million for the same period last year, primarily as a result of:

•	an increase of $8.6 million for the three months ended March 31, 2013 due to the acquisition of a 52% ownership interest in the six MALT LNG Carriers in February 2012 and increased charter rates for certain of the MALT LNG Carriers;

•	an increase of $1.3 million for the three months ended March 31, 2013 due to the acquisition of a 50% ownership interest in Exmar LPG BVBA in February 2013; and

•	an increase of $0.7 million for the three months ended March 31, 2013 due to the change in unrealized gains on derivative instruments, as compared to the same period last year in our 40% investment in Teekay Nakilat (III) Corporation;

partially offset by

•	a decrease of $1.1 million for the three months ended March 31, 2013 due to a decrease in unrealized gains on derivative instruments, as compared to the same period last year in our 33% investment in the Angola LNG Project.

Interest Expense. Interest expense increased to $13.2 million for the three months ended March 31, 2013 from $12.8 million for the same period last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:

•	an increase of $2.2 million for the three months ended March 31, 2013 as a result of the NOK bond issuance in May 2012; and

•	an increase of $0.4 million for the three months ended March 31, 2013 due to an interest rate adjustment on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we have a corresponding increase in charter receipts, which are reflected as an increase to voyage revenues);

partially offset by

•	a decrease of $1.5 million for the three months ended March 31, 2013 due to decreased LIBOR and lower principal U.S. Dollar debt balances due to debt repayments during 2012 and the first quarter of 2013; and

•	a decrease of $0.7 million for the three months ended March 31, 2013 due to lower EURIBOR relating to Euro-denominated debt.

Interest Income. Interest income decreased to $0.5 million for the three months ended March 31, 2013 from $0.9 million for the same period last year. These changes were primarily due to lower LIBOR relating to our restricted cash deposits.

Realized and Unrealized Loss on Derivative Instruments. Net realized and unrealized losses on derivative instruments decreased to losses of $8.3 million for the three months ended March 31, 2013, from losses of $15.9 million in the same period last year, as set forth in the tables below.

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2013			2012
	Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(9,526)	(1,259)	(10,785)	(9,079)	(7,092)	(16,171)
Toledo Spirit time-charter derivative	—	2,500	2,500	(32)	300	268

	(9,526)	1,241	(8,285)	(9,111)	(6,792)	(15,903)

As at March 31, 2013 and 2012, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $873.0 million and $919.2 million, respectively, with average fixed rates of 4.6% for both periods. The increases in realized losses from 2012 to 2013 relating to our interest rate swaps were primarily due to lower short-term variable benchmark interest rates in 2013 compared to 2012.

Long-term LIBOR benchmark interest rates increased during the three months ended March 31, 2013 and 2012, which resulted in us recognizing unrealized losses of $20.5 million and $26.1 million from our interest rate swaps, respectively, associated with our restricted cash deposits.

During the three months ended March 31, 2013 and 2012, we recognized unrealized gains on our interest rate swaps associated with our U.S. Dollar-denominated long-term debt and capital leases. The unrealized gains resulted from the transfer of $12.3 million and $12.2 million of previously recognized unrealized losses, respectively, to realized losses related to actual cash settlements and an additional $3.6 million and $11.8 million of unrealized gains, respectively, relating to increases in long-term LIBOR benchmark interest rates relative to the prior quarter.

Long-term EURIBOR benchmark interest rates increased during the three months ended March 31, 2013 and decreased during the three months ended March 31, 2012, which resulted in us recognizing unrealized gains and (losses) of $3.3 million and ($5.0) million on our interest rate swaps, respectively, associated with our Euro-denominated long-term debt.

The projected average tanker rates in the tanker market at March 31, 2013 decreased compared to December 31, 2012, which resulted in a $2.5 million unrealized gain on our Toledo Spirit time-charter derivative. The Toledo Spirit time-charter derivative is the agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate.

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments in our Annual Report of Form 20-F for the year ending December 31, 2012, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized (losses) gains on derivative instruments.

Foreign Currency Exchange Gains and (Losses). Foreign currency exchange gains and (losses) were $8.2 million for the three months ended March 31, 2013 compared to ($9.7) million for the same period last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swap. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2013, foreign currency exchange gains (losses) include a realized gain of $0.1 million and an unrealized loss of $6.2 million on our cross currency swap, and an unrealized gain of $5.9 million on the revaluation of our Norwegian Kroner-denominated debt. For the three months ended March 31, 2013, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $8.1 million as compared to ($9.6) million for the same period last year.

Other Income. Other income increased to $0.5 million for the three months ended March 31, 2013, from $0.2 million for the same period last year, primarily due to the amortization of a guarantee liability related to our acquisition of the six MALT LNG Carriers in February 2012.

Income Tax (Expense) Recovery. Income tax expense increased to $0.8 million for the three months ended March 31, 2013, from an income tax recovery of $0.3 million for the same period last year, primarily due to changes in our deferred tax assets and a reversal of an uncertain tax position in the first quarter of 2012.

Liquidity and Cash Needs

Our business model is to employ our vessels on long-term, fixed-rate contracts with major oil companies. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, are generally paid out to our unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay these quarterly distributions on our outstanding units, payment of operating expenses, dry-docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the cost to purchase, convert or construct vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet. In contrast, maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 7 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels, that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including through mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; and entering into a new line of business. Certain of our revolving credit facilities and term loans require us to maintain financial covenants. If we do not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having a significant impact on our short-term liquidity requirements. As at March 31, 2013, we and our affiliates were in compliance with all covenants relating to our credit facilities and term loans.

We have two facilities that require us to maintain vessel value to outstanding loan principal balance ratios of 110% and 115%, respectively. As at December 31, 2012, we had vessel value to outstanding loan principal balance ratios of 162% and 154%, respectively. The vessel values are determined using second-hand market comparables or using a depreciated replacement cost approach. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels.

As at March 31, 2013, our cash and cash equivalents were $91.0 million, compared to $113.6 million at December 31, 2012. Our total liquidity which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $301.2 million as at March 31, 2013, compared to $495.0 million as at December 31, 2012. The decrease in total liquidity is primarily due to borrowings to fund the acquisition of our 50% interest in the Exmar LPG Carriers in February 2013 and repayments of long-term debt.

As of March 31, 2013, we had a working capital deficit of $192.5 million. The working capital deficit includes $162.9 million of current capital lease obligations for five Suezmax tankers, under which the owner has the option to require us to purchase the vessels. The owner also has cancellation rights, as the charterer, under the charter contracts for these five Suezmax tankers. For three of the five Suezmax tankers, the cancellation options are first exercisable in August 2013, November 2013 and April 2014, respectively. While we have not received notification of termination, we expect the charterer to exercise its cancellation rights and the vessels to be sold by the owner to a third party. Upon sale of the vessels to a third party, we will not be required to repay the capital lease obligations as the vessels under capital leases will be returned to the owner and the capital lease obligations will be concurrently extinguished. While we do not expect the owner to exercise its option to require us to purchase the five Suezmax tankers, such exercise would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lenders consent, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in 2013, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2013, we had undrawn medium-term credit facilities of $210.2 million.

We expect to manage the remaining working capital deficit primarily with net operating cash flow generated in the second quarter of 2013 and, to a lesser extent, existing undrawn revolving credit facilities. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.

Cash Flows. The following table summarizes our cash flow for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2013	2012
Net cash flow from operating activities	36,561	48,299
Net cash flow from financing activities	77,095	110,033
Net cash flow used for investing activities	(136,251)	(168,055)

Operating Cash Flows. Net cash flow from operating activities decreased to $36.6 million for the three months ended March 31, 2013, from $48.3 million for the same period last year, primarily due to a greater amount of dry docking expenditures incurred in the three months ended March 31, 2013. Net cash flow from operating activities depends upon the timing and amount of dry-docking expenditures, repairs and maintenance activity, the impact of vessel additions and dispositions on operating cash flows, foreign currency rates, changes in interest rates, timing of dividends from equity accounted investments, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel dry dockings tends to vary each period depending on the vessel’s maintenance schedule.

Financing Cash Flows. Our investments in vessels and equipment are financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $178.8 million and $209.1 million for the three months ended March 31, 2013 and 2012, respectively. From time to time, we refinance our loans and revolving credit facilities. During the three months ended March 31, 2013, we primarily used the proceeds from long-term debt to fund the acquisition of our 50% interest in the Exmar LPG Carriers for $136.8 million (including a $2.7 million acquisition fee), to provide an advance of $13.8 million to Exmar LPG BVBA for the purpose of funding newbuildings, to prepay and repay outstanding debt under our revolving credit facilities and for general partnership purposes.

Cash distributions paid during the three months ended March 31, 2013 increased to $53.0 million from $44.3 million for the same period last year. This increase was the result of an increase in the number of units eligible to receive the cash distribution as a result of one common unit public offering during 2012 and a 7.1% increase in the quarterly cash distribution per unit commencing in the first quarter of 2012 and paid in May 2012.

Investing Cash Flows. Net cash flow used in investing activities decreased to $136.3 million for the three months ended March 31, 2013, from $168.1 million for the same period last year. During the three months ended March 31, 2013, we used cash of $136.8 million to fund our 50% interest in the Exmar LPG Carriers. During the three months ended March 31, 2012, we used cash of $170.1 million to fund our acquisition of a 52% interest in six LNG carriers from A.P. Moller Maersk A/S and of a 33% interest in one LNG carrier chartered to Angola LNG Supply Services LLC.

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as at March 31, 2013:

		Remainder	2014	2016
		of	and	and	Beyond
	Total	2013	2015	2017	2017
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,099.8	56.5	180.2	160.6	702.5
Commitments under capital leases (2)	184.9	75.2	43.8	38.6	27.3
Commitments under capital leases (3)	971.1	18.0	48.0	48.0	857.1
Commitments under operating leases (4)	396.6	18.6	49.6	49.5	278.9
Purchase obligations(5)	347.4	—	77.2	270.2	—

Total U.S. Dollar-Denominated obligations	2,999.8	168.3	398.8	566.9	1,865.8

Euro-Denominated Obligations:(6)
Long-term debt(7)	328.2	10.8	31.9	36.7	248.8

Total Euro-Denominated obligations	328.2	10.8	31.9	36.7	248.8

Norwegian Kroner-Denominated Obligations:(6)
Long-term debt(8)	119.7	—	—	119.7	—

Total Norwegian Kroner-Denominated obligations	119.7	—	—	119.7	—

Totals	3,447.7	179.1	430.7	723.3	2,114.6

(1)

Excludes expected interest payments of $13.5 million (remainder of 2013), $31.3 million (2014 and 2015), $23.8 million (2016 and 2017) and $19.5 million (beyond 2017). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at March 31, 2013, plus margins on debt that has been drawn that ranges up to 2.75% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Includes, in addition to lease payments, amounts we may be required to pay to purchase five leased vessels from 2014 to the end of the period when cancellation options are first exercisable. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisty the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. Please read Item 1 – Financial Statements: Note 4 – Vessel Charters.

(3)

Existing restricted cash deposits of $475.4 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $354.2 million for these leases from 2013 to 2029.
(5)

In December 2012, we entered into an agreement for the construction of two LNG newbuildings. The remaining ship yard installments for these two newbuildings total $347.4 million. Please read Item 1 – Financial Statements: Note 11 – Commitments and Contingencies.

(6)	Euro-denominated and Norwegian Kroner-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2013.
(7)

Excludes expected interest payments of $4.0 million (remainder of 2013), $10.0 million (2014 and 2015), $8.9 million (2016 and 2017) and $4.8 million (beyond 2017). Expected interest payments are based on EURIBOR at March 31, 2013, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(8)

Excludes expected interest payments of $6.4 million (remainder of 2013), $17.0 million (2014 and 2015), and $11.4 million (2016 and 2017). Expected interest payments are based on NIBOR at March 31, 2013, plus a margin of 5.25%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of March 31, 2013. The expected interest payments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. The details of our equity accounted investments are shown in Item 18 – Financial Statements: Note 19 – Equity Method Investments of our Annual Report on Form 20-F for the year ended December 31, 2012. In addition, please read Item 1 – Financial Statements: Note 5 – Equity Method of Investments, relating to the acquisition of our 50% interest in the Exmar LPG BVBA joint venture in February 2013.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions discussed in Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates of our Annual Report on Form 20-F for the year ended December 31, 2012 are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2012. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F.

At March 31, 2013, we had one reporting unit with goodwill attributable to it. Based on conditions that existed at March 31, 2013, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition;

•	results of operations and revenues and expenses, including performance of our liquefied gas segment and the performance and expected cash flows of our various joint ventures;

•	our plan for managing our working capital deficit;

•	the collectability of advances to our joint venture partner, BLT LNG Tangguh Corporation, and its parent company, PT Berlian Laju Tanker;

•	our ability to make cash distributions on our units or any increases in quarterly distributions;

•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets and spot charter rates;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for five of our Suezmax tankers;

•	our liquidity needs;

•	the outcome of ongoing tax proceedings, including the HMRC’s legal challenge of tax benefits similar to the ones provided under the RasGas II Leases;

•	the duration of dry dockings;

•	fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income, realized and unrealized loss on derivative instruments and foreign currency exchange gain (loss);

•	the future valuation or impairment of goodwill;

•	the expected timing, amount and method of financing for the purchase of vessels within the Partnership, including our five Suezmax tankers operated pursuant to capital leases; and

•	the impact of the LC Bank’s downgraded credit rating on the related lease payments and required cash deposits by the Teekay Nakilat Joint Venture.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in financial stability of banks providing letters of credit for us or our joint ventures; changes in trading patterns; changes in our expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; spot tanker market rate fluctuations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations or the outcome of tax positions; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, EURIBOR or NIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2013, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

		Expected Maturity Date
	Remainder of 2013	2014	2015	2016	2017	There- after	Total	Fair Value Liability	Rate (1) (5)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	37.8	47.4	83.0	48.6	62.2	660.1	939.1	(840.2)	1.1%
Variable Rate (Euro) (3) (4)	10.8	15.4	16.5	17.7	19.0	248.8	328.2	(298.3)	1.6%
Variable Rate (NOK) (4) (5)	—	—	—	—	119.7	—	119.7	(123.6)	7.1%
Fixed-Rate Debt ($U.S.)	18.7	24.9	24.9	24.9	24.9	42.4	160.7	(163.4)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%
Capital Lease Obligations: (6)
Fixed-Rate ($U.S.) (7)	67.7	31.7	4.4	4.5	28.3	26.3	162.9	(162.9)	7.4%
Average Interest Rate (8)	9.1%	7.7%	5.4%	5.4%	4.6%	6.4%	7.4%
Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	11.5	19.9	20.6	21.2	151.9	366.7	591.8	(140.4)	5.5%
Average Fixed Pay Rate (2)	5.7%	5.6%	5.6%	5.6%	5.3%	5.6%	5.5%
Contract Amount (Euro) (4) (10)	10.8	15.4	16.5	17.7	19.0	248.8	328.2	(38.0)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate term loans, which as of March 31, 2013 ranged from 0.30% to 2.75%. Please read Item 1 – Financial Statements: Note 7 – Long-Term Debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2013.

(5)	Interest payments on our NOK-denominated debt and on our cross currency swap are based on NIBOR. Our NOK-denominated debt has been economically hedged with a cross currency swap, to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal locked in at $125.0 million upon maturity in exchange for NOK 700 million.
(6)	Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 4 – Vessel Charters), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at March 31, 2013 totaled $475.4 million, and the lease obligations, which as at March 31, 2013 totaled $472.3 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat Corporation is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at March 31, 2013, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat Corporation’s capital lease obligations and restricted cash deposits were $410.5 million and $469.1 million, ($104.2) million and $145.1 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate to.
(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set at 3-month or 6-month LIBOR.
(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Spot Market Rate Risk

One of our Suezmax tankers, the Toledo Spirit, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-rate established in the charter depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 12 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are settled at the end of each year. At March 31, 2013, the fair value of this derivative asset was $3.6 million and the change from December 31, 2012 to the reporting period has been reported in realized and unrealized loss on derivative instruments.

Foreign Currency Fluctuation Risk

Our functional currency is U.S. Dollars. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency revenues and expenses, our Euro-denominated loans and restricted cash deposits and our Norwegian Kroner-denominated bonds. A portion of our voyage revenues are denominated in Euros. A portion of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We have Euro-denominated interest expense and Euro-denominated interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. We also incur Norwegian Kroner-denominated interest expense on our Norwegian Kroner-denominated bonds; however, we entered into a cross currency swap to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 10 – Derivative Instruments. At March 31, 2013, the fair value of this derivative liability was $8.9 million and the change from December 31, 2012 to the reporting period has been reported in foreign currency exchange gain (loss). As a result, fluctuations in the Euro and Norwegian Kroner relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense, interest income and realized and unrealized loss on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

• REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

• REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

• REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO.333-188387) FILED WITH THE SEC ON MAY 6, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its General Partner

Date: May 17, 2013	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)